Exhibit 99.1

NICE Drives Exceptional Patient Care for One of the Largest Health
Authorities in the UK

NHS Lothian’s successful deployment of NICE NEVA Assist and NEVA Unattended has resulted in a 50% reduction in end-to-end triage time

Hoboken, N.J., November 1, 2022 – NICE (Nasdaq: NICE) today announced that NHS Lothian has successfully deployed NICE’s NEVA Assist and NEVA Unattended in a continuing, multi-year partnership. These solutions were selected for their proven track record in large-scale government agencies and an unmatched combination of attended and unattended automation capabilities.

NHS Lothian provides primary, community-based, and acute hospital services throughout Scotland. The COVID-19 pandemic brought to light issues found within the gastroenterology referrals management system, which caused some patients to wait up to 52 weeks before seeing a specialist. With close to 16,000 new gastroenterology referrals each year and an increase in urgent suspected cancer cases, a solution was needed to remove the backlog and provide better healthcare services.

With the deployment of NICE NEVA Assist and NEVA Unattended, NHS Lothian reduced its clinical backlog with a 50% reduction in end-to-end triage time, reformed service quality by freeing healthcare staff for more value-added tasks, enhanced processing speed with shorter wait times for patients, and improved accuracy with a 27% reduction in unnecessary appointments. This success has inspired process intelligence for evaluating digital transformations with NHS Lothian working to expand the use of NEVA to support its broader program of process transformation at the Health Authority.

Paul Schofield, Head of Digital Innovation for NHS Lothian, said, “These positive metrics demonstrate the impact of the NEVA automation allowing us to prove our team’s value, which is likely to influence decision-making regarding team funding and size, as well as future projects. NEVA saves clinicians considerable time and effort, reducing unnecessary appointments and improving the patient experience. And that, in turn, will lead to us delivering more for the organization.”

“NICE is thrilled with the success found at NHS Lothian,” said Darren Rushworth, President, NICE International. “Providing exceptional patient care is critical. With the deployment of NEVA, NHS Lothian is positioned for more accurate, swift responses to health issues that previously took too long to discover. NEVA’s ability to identify the administrative issues enabled patients to quickly get the care they need and allowed health care providers to focus on improving patient care.”

About NHS Lothian
NHS Lothian, the second largest Health Authority in the United Kingdom, provides a comprehensive range of primary, community-based, and acute hospital services for the populations of Edinburgh, Midlothian, East Lothian, and West Lothian. In addition, for patients in the wider region of the southeast and across Scotland, it provides specialist services that include liver and kidney transplantation, neonatal intensive care, cancer services, and complex surgery. NHS Lothian operates 21 hospitals, 126 GP practices, 180 community pharmacies, 173 dental practices, and 112 ophthalmic practices, with an annual budget of 1.6 billion pounds and approximately 26,000 employees. www.nhslothian.scot

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.